Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

June 30, 2026 and 2025

(Unaudited)

KB Financial Group Inc.

Report on Review of Condensed Separate Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as at June 30, 2026, and the related separate interim statements of comprehensive income for the three-month and six month periods ended June 30, 2026 and 2025, and separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

www.samil.com	Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2025, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2026. The separate statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2026

This report is effective as of August  14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

June 30, 2026 and December 31, 2025

(In millions of Korean won)

	Notes	June 30, 2026 (Unaudited)		December 31, 2025
Assets
Cash and due from financial institutions	4,5,6,22	~~W~~	482,142	~~W~~	974,585
Financial assets at fair value through profit or loss	4,5,7		984,897		1,251,607
Loans measured at amortized cost	4,5,8		349,112		349,112
Investments in subsidiaries	9		27,867,817		26,867,817
Property and equipment			4,240		2,896
Intangible assets			12,559		13,207
Net defined benefit assets	12		2,703		3,058
Deferred income tax assets	10		14,283		9,354
Other assets	4,5		887,119		1,381,504

Total assets		~~W~~	30,604,872	~~W~~	30,853,140

Liabilities
Debentures	4,5,11		5,509,479		4,520,297
Current income tax liabilities			372,894		544,056
Other liabilities	4,5		544,593		853,551

Total liabilities			6,426,966		5,917,904

Equity	13
Share capital			2,090,558		2,090,558
Hybrid securities			4,206,589		4,359,256
Capital surplus			7,247,126		14,751,591
Accumulated other comprehensive loss			(8,196)		(8,601)
Retained earnings			10,817,843		5,643,970
Treasury shares			(176,014)		(1,901,538)

Total equity			24,177,906		24,935,236

Total liabilities and equity		~~W~~	30,604,872	~~W~~	30,853,140

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2026 and 2025

(In millions of Korean won, except per share amounts)

	Notes	2026 (Unaudited)				2025 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	5,398	~~W~~	12,530	~~W~~	10,549	~~W~~	16,076
Interest income from financial instruments at amortized cost			4,380		10,516		9,533		14,218
Interest income from financial instruments at fair value through profit or loss			1,018		2,014		1,016		1,858
Interest expense			(36,167)		(69,573)		(30,214)		(58,905)

Net interest expense	15		(30,769)		(57,043)		(19,665)		(42,829)

Fee and commission income			513		984		518		990
Fee and commission expense			(4,170)		(5,791)		(2,071)		(4,333)

Net fee and commission expense	16		(3,657)		(4,807)		(1,553)		(3,343)

Net gains on financial instruments at fair value through profit or loss	17		9,748		17,222		22,461		47,912

Net other operating income	18		100,000		1,365,231		—		2,355,586

General and administrative expenses	19		(28,252)		(57,483)		(28,165)		(50,333)

Operating income (expense) before provision for credit losses			47,070		1,263,120		(26,922)		2,306,993

Provision for credit losses			(7)		(6)		(7)		(6)

Net operating income (expense)			47,063		1,263,114		(26,929)		2,306,987

Net non-operating income (expense)			106		596		(174)		(107)

Profit (loss) before tax			47,169		1,263,710		(27,103)		2,306,880

Income tax benefit (expense)	20		5,023		5,650		809		(6,581)

Profit (loss) for the period			52,192		1,269,360		(26,294)		2,300,299

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			467		405		36		25

Other comprehensive income for the period, net of tax			467		405		36		25

Total comprehensive income (expense) for the period		~~W~~	52,659	~~W~~	1,269,765	~~W~~	(26,258)	~~W~~	2,300,324

Earnings per share	21
Basic earnings per share		~~W~~	29	~~W~~	3,322	~~W~~	(219)	~~W~~	5,954
Diluted earnings per share			29		3,296		(217)		5,900

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2026 and 2025

(In millions of Korean won)

	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558

Comprehensive income for the period
Profit for the period		—		—		—		—		2,300,299		—		2,300,299
Remeasurements of net defined benefit liabilities		—		—		—		25		—		—		25

Total comprehensive income for the period		—		—		—		25		2,300,299		—		2,300,324

Transactions with shareholders
Annual dividends		—		—		—		—		(298,285)		—		(298,285)
Quarterly dividends		—		—		—		—		(334,339)		—		(334,339)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		(820,000)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—
Issuance of hybrid securities		—		404,013		—		—		—		—		404,013
Redemption of hybrid securities		—		(324,099)		—		—		—		—		(324,099)
Dividends on hybrid securities		—		—		—		—		(103,317)		—		(103,317)
Others		—		—		(901)		—		—		—		(901)

Total transactions with shareholders		—		79,914		(901)		—		(1,550,463)		(5,478)		(1,476,928)

Balance as of June 30, 2025 (Unaudited)	~~W~~	2,090,558	~~W~~	5,162,273	~~W~~	14,753,574	~~W~~	(8,291)	~~W~~	5,055,378	~~W~~	(1,241,538)	~~W~~	25,811,954

Balance as of January 1, 2026	~~W~~	2,090,558	~~W~~	4,359,256	~~W~~	14,751,591	~~W~~	(8,601)	~~W~~	5,643,970	~~W~~	(1,901,538)	~~W~~	24,935,236

Comprehensive income for the period
Profit for the period		—		—		—		—		1,269,360		—		1,269,360
Remeasurements of net defined benefit liabilities		—		—		—		405		—		—		405

Total comprehensive income for the period		—		—		—		405		1,269,360		—		1,269,765

Transactions with shareholders
Annual dividends		—		—		—		—		(573,768)		—		(573,768)
Quarterly dividends		—		—		—		—		(405,088)		—		(405,088)
Acquisition of treasury shares		—		—		—		—		—		(804,294)		(804,294)
Retirement of treasury shares		—		—		—		—		(2,529,818)		2,529,818		—
Issuance of hybrid securities		—		431,952		—		—		—		—		431,952
Redemption of hybrid securities		—		(584,619)		—		—		—		—		(584,619)
Dividends on hybrid securities		—		—		—		—		(86,813)		—		(86,813)
Transfer to retained earnings		—		—		(7,500,000)		—		7,500,000		—		—
Others		—		—		(4,465)		—		—		—		(4,465)

Total transactions with shareholders		—		(152,667)		(7,504,465)		—		3,904,513		1,725,524		(2,027,095)

Balance as of June 30, 2026 (Unaudited)	~~W~~	2,090,558		4,206,589		7,247,126		(8,196)		10,817,843		(176,014)		24,177,906

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2026 and 2025

(In millions of Korean won)

	Notes	2026 (Unaudited)		2025 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,269,360	~~W~~	2,300,299

Adjustment for non-cash items
Depreciation and amortization expense			2,486		2,799
Provision for credit losses			6		6
Share-based payments			11,774		10,651
Net interest expense			2,333		11,233
Losses (gains) from changes in fair value of financial assets at fair value through profit or loss			13,775		(13,012)
Losses on redemption of financial assets at fair value through profit or loss			3,601		—
Net other expense			855		804

			34,830		12,481

Changes in operating assets and liabilities
Deferred income tax assets			(5,082)		2,682
Other assets			902,902		531,368
Other liabilities			(901,303)		(527,905)

			(3,483)		6,145

Cash flows from operating activities			1,300,707		2,318,925

Cash flows used in investing activities
Acquisition of financial assets at fair value through profit or loss			—		(600,029)
Disposal of financial assets at fair value through profit of loss			150,272		500,000
Redemption of financial assets at fair value through profit of loss			100,000		—
Acquisition of subsidiaries			(1,000,000)		—
Acquisition of property and equipment			(1,153)		(738)
Acquisition of intangible assets			(615)		(438)
Disposal of intangible assets			61		109
Net decrease (increase) in guarantee deposits paid			(5,243)		3,646

Cash flows used in investing activities			(756,678)		(97,450)

Cash flows used in financing activities
Increase in borrowings			750,000		—
Decrease in borrowings			(750,000)		(765,000)
Increase in debentures			1,297,780		1,477,332
Decrease in debentures			(310,000)		(580,000)
Redemption of principal of lease liabilities			(281)		(292)
Dividends paid to shareholders			(978,856)		(632,624)
Acquisition of treasury shares			(804,294)		(820,000)
Issuance of hybrid securities			431,952		404,013
Redemption of hybrid securities			(586,000)		(325,000)
Dividends paid on hybrid securities			(86,813)		(103,317)
Others			40		32

Cash flows used in financing activities			(1,036,472)		(1,344,856)

Net increase (decrease) in cash and cash equivalents			(492,443)		876,619
Cash and cash equivalents at the beginning of the period	22		974,582		318,388

Cash and cash equivalents at the end of the period	22	~~W~~	482,139	~~W~~	1,195,007

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with the Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of June 30, 2026, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed its name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed its name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included it as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Company and subsidiaries (the “Group”) acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% of the shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. The number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require more complex and higher level of judgment or areas that require significant assumptions and estimates are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

2.1 Application of Korean IFRS (cont’d)

The Company’s condensed separate interim financial statements for the six-month period ended June 30, 2026, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding changes in the financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS that is effective or early adopted as of June 30, 2026.

2.1.1 The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026.

-	Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1107 Financial Instruments: Disclosures

Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. These amendments do not have a significant impact on the financial statements. These amendments:

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

-	Annual Improvements to Korean IFRS—Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS No.1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS No.1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 Statement of Cash Flows: Cost method

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

2.1.2 The following are the accounting standards that have been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

-	Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 “Presentation and Disclosure in Financial Statements” replaces Korean IFRS No.1001 “Presentation of Financial Statements.” Korean IFRS No.1118 is expected to enhance the comparability of financial performance among similar entities by providing users with more useful information for analyzing and comparing an entity’s performance based on the income statement.

When the Company prepares its financial statements by applying Korean IFRS No.1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all potential differences and may be subject to change based on further analysis.

•	Changes in the presentation of the income statement

Korean IFRS No.1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The Standard classifies all income and expenses not attributable to the investing, financing, income tax, or discontinued operations categories as operating and defines operating profit or loss as a residual measure. The Company is required to assess its main business activities in determining the classification of income and expenses. Where the Company’s main business activities include investing in a particular type of asset or providing financing to customers, certain income and expenses that would otherwise be classified as investing or financing are classified as operating. Accordingly, operating profit or loss determined under Korean IFRS No.1118 may differ significantly from that determined under Korean IFRS No.1001.The Standard requires the disclosure, in the notes, of operating profit or loss determined in accordance with Korean IFRS No.1001, as well as a reconciliation between operating profit or loss under Korean IFRS No.1118 and that determined in accordance with Korean IFRS No.1001.

In addition, Korean IFRS No.1118 requires the presentation in the statement of profit or loss of “operating profit or loss,” comprising all income and expenses classified in the operating category; “profit or loss before financing and income taxes,” comprising operating profit or loss and all income and expenses classified in the investing category; and “profit or loss.” However, where the Company’s main business activities include providing financing to customers, the presentation of “profit or loss before financing and income taxes” may not be required, depending on the accounting policy applied.

•	Introduction of disclosure of management-defined performance measures

Korean IFRS No.1118 introduces new disclosure requirements for management-defined performance measures (MPMs). MPMs are defined as subtotals of income and expenses that are not specified in paragraph 118 of the Standard and are not otherwise required to be presented or disclosed under Korean IFRS. These measures are used by an entity in public communications outside the financial statements and are intended to communicate management’s view of the entity’s financial performance to users of the financial statements.

When the Company reports MPMs, it is required to disclose the reasons why such measures provide useful information, how those measures are calculated, and a reconciliation between those measures and the most directly comparable subtotal specified in Korean IFRS No.1118. In addition, the Company is required to disclose the income tax effects and the effects on non-controlling interests for each reconciling item.

•	Changes in classification of cash flows

Consequential amendments have been made to Korean IFRS No.1007 “Statement of Cash Flows” following the issuance of Korean IFRS No.1118. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss to operating profit or loss, and the accounting policy choice for the classification of interest and dividends has been eliminated.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

Korean IFRS No.1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with Korean IFRS No.1008 “Accounting Policies, Changes in Accounting Estimates and Errors,” the Standard is required to be applied retrospectively, and accordingly, the comparative information for the year ending December 31, 2026 will be restated. The amendments to Korean IFRS No.1007 and No.1033, as well as the revised Korean IFRS No.1008 and No.1107 resulting from the issuance of Korean IFRS No.1118, are effective when Korean IFRS No.1118 is applied.

As the mandatory effective date of Korean IFRS No.1118 has not yet been reached, the Company has not applied the Standard and plans to present its first interim financial statements for the period ending March 31, 2027 in accordance with Korean IFRS No.1118. Based on the information available as of June 30, 2026, the Company is in the process of assessing the financial impact of adopting Korean IFRS No.1118, establishing accounting policies, and implementing changes to its accounting systems, and is performing a preliminary overall assessment of the impact of applying the Standard.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed separate interim financial statements are the same as 2025 financial statements, except for the method of estimating income tax expense.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2025, except for the impact of changes due to adopting new and amended standards and interpretations, as described in Note 2.1 and below paragraph.

The Company is subject to Pillar 2 income taxes, and has applied the temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured by applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, establishes risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council discusses matters delegated by the Risk Management Committee and matters referred for review by the Group Management Committee, as well as detailing matters relating to the implementation of the risk management strategies and procedures established by the Risk Management Committee for each affiliate, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from a portfolio of assets held due to a counterparty’s default, breach of contract, and deterioration in credit quality. For risk management purposes, the Company considers the default risk of individual borrowers.

4.2.2 Credit risk management

The Company measures the expected losses on assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Due from financial institutions	~~W~~	482,142	~~W~~	974,585
Loans measured at amortized cost *		349,112		349,112
Loans measured at fair value through profit or loss		52,390		54,502
Other financial assets *		60,086		46,688

	~~W~~943,730		~~W~~ 1,424,887

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are probability-weighted estimate of possible credit losses occurring within a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses on loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4 Credit risk of loans (cont’d)

Credit qualities of loans measured at amortized cost as of June 30, 2026 and December 31 2025, are classified as follows:

(In millions of Korean won)

June 30, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

(In millions of Korean won)

December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as of June 30, 2026 and December 31 2025, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of June 30, 2026, and December 31, 2025, are as follows:

(In millions of Korean won)

June 30, 2026
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	482,142	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	482,142
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	482,142	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	482,142

(In millions of Korean won)

December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	974,585	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	974,585
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	974,585	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	974,585

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of June 30, 2026, and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	402,390	100.00	~~W~~	(888)	~~W~~	401,502

(In millions of Korean won)	December 31, 2025
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	404,502	100.00	~~W~~	(888)	~~W~~	403,614

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of June 30, 2026, and December 31 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	482,142	100.00	~~W~~	—	~~W~~	482,142

(In millions of Korean won)	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	974,585	100.00	~~W~~	—	~~W~~	974,585

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk refers to the risk that the Company may face insolvency due to a shortage of funds arising from mismatches in the timing of fund procurement and utilization or unexpected cash outflows, or may incur losses through obtaining high-interest borrowings or disposing of held assets on unfavorable terms in order to resolve such funding shortages. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows(DCFs). The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

	June 30, 2026
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	96,097	~~W~~	144,034	~~W~~	1,031,960	~~W~~	4,492,356	~~W~~	131,717	~~W~~	5,896,164
Lease liabilities		—		62		102		401		400		—		965
Other financial liabilities		—		14,026		—		16,319		—		—		30,345

	~~W~~	—	~~W~~	110,185	~~W~~	144,136	~~W~~	1,048,680	~~W~~	4,492,756	~~W~~	131,717	~~W~~	5,927,474

(In millions of Korean won)

	December 31, 2025
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	41,812	~~W~~	17,285	~~W~~	783,422	~~W~~	3,736,418	~~W~~	234,604	~~W~~	4,813,541
Lease liabilities		—		51		89		365		258		—		763
Other financial liabilities		—		2,041		508		—		—		—		2,549

	~~W~~	—	~~W~~	43,904	~~W~~	17,882	~~W~~	783,787	~~W~~	3,736,676	~~W~~	234,604	~~W~~	4,816,853

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4.4 Market Risk

4.4.1 Concept

Market risk refers to the risk of loss arising from fluctuations in market factors such as interest rates, stock prices, and exchange rates. The Company manages market risk separately for those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. The Company uses the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure to measure interest rate risk.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	932,507	~~W~~	932,507
Loans		52,390		52,390
Financial assets at amortized cost
Due from financial institutions		482,142		482,142
Loans		349,112		349,112
Other financial assets		60,086		60,086

	~~W~~	1,876,237	~~W~~	1,876,237

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,509,479	~~W~~	5,386,076
Other financial liabilities		50,252		50,252

	~~W~~	5,559,731	~~W~~	5,436,328

(In millions of Korean won)	December 31, 2025
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,197,105	~~W~~	1,197,105
Loans		54,502		54,502
Financial assets at amortized cost
Due from financial institutions		974,585		974,585
Loans		349,112		349,112
Other financial assets		46,688		46,688

	~~W~~	2,621,992	~~W~~	2,621,992

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	4,520,297	~~W~~	4,460,116
Other financial liabilities		18,220		18,220

	~~W~~	4,538,517	~~W~~	4,478,336

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of June 30, 2026 and December 31, 2025, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of June 30, 2026 and December 31, 2025, is as follows:

(In millions of Korean won)	June 30, 2026
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	932,507	~~W~~	932,507
Loans		—		52,390		—		52,390

	~~W~~	—	~~W~~	52,390	~~W~~	932,507	~~W~~	984,897

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,197,105	~~W~~	1,197,105
Loans		—		54,502		—		54,502

	~~W~~	—	~~W~~	54,502	~~W~~	1,197,105	~~W~~	1,251,607

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	52,390	DCF model	Interest rate, Discount rate, etc.

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	54,502	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of June 30, 2026 and December 31, 2025, is as follows:

(In millions of Korean won)	June 30, 2026
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	482,142	~~W~~	—	~~W~~	482,142
Loans measured at amortized cost [2]		—		—		349,112		349,112
Other financial assets [3]		—		—		60,086		60,086

	~~W~~	—	~~W~~	482,142	~~W~~	409,198	~~W~~	891,340

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,386,076	~~W~~	—	~~W~~	5,386,076
Other financial liabilities [3]		—		—		50,252		50,252

	~~W~~	—	~~W~~	5,386,076	~~W~~	50,252	~~W~~	5,436,328

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	974,585	~~W~~	—	~~W~~	974,585
Loans measured at amortized cost [2]		—		—		349,112		349,112
Other financial assets [3]		—		—		46,688		46,688

	~~W~~	—	~~W~~	974,585	~~W~~	395,800	~~W~~	1,370,385

Financial liabilities
Debentures	~~W~~	—	~~W~~	4,460,116	~~W~~	—	~~W~~	4,460,116
Other financial liabilities [3]		—		—		18,220		18,220

	~~W~~	—	~~W~~	4,460,116	~~W~~	18,220	~~W~~	4,478,336

[1]	Because due from financial institutions classified as Level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as Level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as Level 3, carrying amounts are reasonable approximations of fair values.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	June 30, 2026		December 31, 2025
Financial liabilities
Debentures	~~W~~	5,386,076	~~W~~	4,460,116	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	1,197,105	~~W~~	1,189,519
Total gains or losses:
- Profit or loss		(14,326)		11,852
- Other comprehensive income		—		—
Purchases		—		—
Sales		(250,272)		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	932,507	~~W~~	1,201,371

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026						2025
	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains included in profit or loss for the period	~~W~~	(14,326)	~~W~~	—	~~W~~	—	~~W~~	11,852	~~W~~	—	~~W~~	—
Total gains for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(10,725)	~~W~~	—	~~W~~	—	~~W~~	11,852	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2026 and December 31, 2025, is as follows:

(In millions of Korean won)	June 30, 2026
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~932,507	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	3.42 ~ 7.48	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.65 ~ 0.87	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2025
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,197,105	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	3.08 ~ 8.82	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.50 ~ 0.69	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	5,894	~~W~~	(5,719)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (3.42% ~ 7.48%) by 1%p, which are principal unobservable input parameters.

(In millions of Korean won)	December 31, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	7,808	~~W~~	(7,626)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (3.08% ~ 8.82%) by 1%p, which are principal unobservable input parameters.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Due from financial institutions	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	386,240	~~W~~	970,591
		Shinhan Bank	—		—		3,994
		KB Securities Co., Ltd.	—		95,902		—

				~~W~~	482,142	~~W~~	974,585

6.2 Details of restricted due from financial institution as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Financial Institution	June 30, 2026		December 31, 2025		Reasons of restriction
Due from financial institutions	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	932,507	~~W~~	1,197,105
Loans		52,390		54,502

	~~W~~	984,897	~~W~~	1,251,607

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Loans measured at amortized cost	~~W~~	350,000	~~W~~	350,000
Less: Allowances for loan losses		(888)		(888)

	~~W~~	349,112	~~W~~	349,112

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of June 30, 2026, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

9.2 Details of investments in subsidiaries as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won, except for shares)	As of June 30, 2026		Carrying amount
Name of subsidiaries	Number of issued shares	Ownership (%)	June 30, 2026		December 31, 2025
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd. [1]	331,953,757	100.00		4,042,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	16,201,518	100.00		2,795,367		2,795,367
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Real Estate Trust Co., Ltd. [2]	33,504,806	100.00		571,553		271,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	27,867,817	~~W~~	26,867,817

[1]

Subsequent to the reporting period in February 2026, KB Securities Co., Ltd. resolved to issue 33,333,333 common shares at an issue price of ~~W~~21,000 per share (par value ~~W~~5,000) through a rights offering to existing shareholders.

[2]

Subsequent to the reporting period in June 2026, KB Real Estate Trust Co., Ltd. resolved to issue 11,888,721 common shares at an issue price of ~~W~~25,234 per share (par value ~~W~~5,000) through a rights offering to existing shareholders.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	9,033	~~W~~	—	~~W~~	9,033
Membership rights		505		—		505
Defined benefit obligation		2,843		—		2,843
Plan assets		—		(2,843)		(2,843)
Short-term employee benefits		640		—		640
Losses on valuation of financial assets at fair value through profit or loss		—		(689)		(689)
Others		5,668		(874)		4,794

		18,689		(4,406)		14,283

Offsetting of deferred tax assets and liabilities		(4,406)		4,406		—

	~~W~~	14,283	~~W~~	—	~~W~~	14,283

(In millions of Korean won)	December 31, 2025
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	9,276	~~W~~	—	~~W~~	9,276
Membership rights		240		—		240
Defined benefit obligation		3,126		—		3,126
Plan assets		—		(3,126)		(3,126)
Short-term employee benefits		430		—		430
Gains or losses on valuation of financial assets at fair value through profit or loss		—		(4,704)		(4,704)
Others		4,851		(739)		4,112

		17,923		(8,569)		9,354

Offsetting of deferred tax assets and liabilities		(8,569)		8,569		—

	~~W~~	9,354	~~W~~	—	~~W~~	9,354

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

11. Debentures

11.1 Details of debentures as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Unguaranteed debentures No.15-3	May. 12, 2016	May. 12, 2026	2.01	~~W~~	—	~~W~~	200,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May. 24, 2017	May. 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		—		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-2	May. 13, 2020	May. 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		—		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		95,000
Unguaranteed debentures No.49-2	Oct. 31, 2024	Oct. 31, 2026	3.30		220,000		220,000
Unguaranteed debentures No.49-3	Oct. 31, 2024	Oct. 31, 2027	3.28		100,000		100,000
Unguaranteed debentures No.50-1	Jan. 24, 2025	Jan. 22, 2027	2.92		200,000		200,000
Unguaranteed debentures No.50-2	Jan. 24, 2025	Jan. 24, 2028	2.92		100,000		100,000
Unguaranteed debentures No.51-1	Feb. 25, 2025	Feb. 25, 2027	2.86		50,000		50,000
Unguaranteed debentures No.51-2	Feb. 25, 2025	Feb. 25, 2028	2.92		250,000		250,000
Unguaranteed debentures No.52-1	Mar. 24, 2025	Mar. 24, 2027	2.85		60,000		60,000
Unguaranteed debentures No.52-2	Mar. 24, 2025	Mar. 24, 2028	2.87		170,000		170,000
Unguaranteed debentures No.53-1	Apr. 28, 2025	Apr. 28, 2027	2.66		130,000		130,000
Unguaranteed debentures No.53-2	Apr. 28, 2025	Apr. 28, 2028	2.67		220,000		220,000
Unguaranteed debentures No.54-1	May. 26, 2025	May. 26, 2027	2.58		100,000		100,000
Unguaranteed debentures No.54-2	May. 26, 2025	May. 26, 2028	2.63		200,000		200,000
Unguaranteed debentures No.55-1	Jul. 21, 2025	Jul. 21, 2027	2.61		100,000		100,000
Unguaranteed debentures No.55-2	Jul. 21, 2025	Jul. 21, 2028	2.68		130,000		130,000
Unguaranteed debentures No.56	Aug. 11, 2025	Aug. 11, 2028	2.61		300,000		300,000
Unguaranteed debentures No.57	Oct. 17, 2025	Oct. 17, 2028	2.70		230,000		230,000
Unguaranteed debentures No.58-1	Jan. 16, 2026	Jan. 16, 2029	3.22		150,000		—
Unguaranteed debentures No.58-2	Jan. 16, 2026	Jan. 16, 2031	3.45		50,000		—
Unguaranteed debentures No.59	Mar. 26, 2026	Mar. 26, 2029	3.88		200,000		—
Unguaranteed debentures No.60-1	Apr. 23, 2026	Apr. 23, 2028	3.61		140,000		—
Unguaranteed debentures No.60-2	Apr. 23, 2026	Apr. 23, 2029	3.73		160,000		—
Unguaranteed debentures No.61-1	May. 26, 2026	May. 26, 2029	4.09		200,000		—
Unguaranteed debentures No.61-2	May. 26, 2026	May. 26, 2031	4.26		100,000		—
Unguaranteed debentures No.62	Jun. 19, 2026	Apr. 3, 2029	4.06		300,000		—

					5,515,000		4,525,000
		Less: Bond Discounts			(5,521)		(4,703)

				~~W~~	5,509,479	~~W~~	4,520,297

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

11.2 Maturities of debentures as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures	~~W~~	200,000	~~W~~	220,000	~~W~~	700,000	~~W~~	3,420,000	~~W~~	975,000	~~W~~	5,515,000

(In millions of Korean won)	December 31, 2025
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures	~~W~~	30,000	~~W~~	280,000	~~W~~	420,000	~~W~~	2,720,000	~~W~~	1,075,000	~~W~~	4,525,000

11.3 Changes in debentures based on par value for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Beginning		Issue		Repayment		Ending
Debentures	~~W~~	4,525,000	~~W~~	1,300,000	~~W~~	(310,000)	~~W~~	5,515,000

(In millions of Korean won)	2025
	Beginning		Issue		Repayment		Ending
Debentures	~~W~~	2,965,000	~~W~~	1,480,000	~~W~~	(580,000)	~~W~~	3,865,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

12. Net Defined Benefit Liabilities (Assets)

12.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

-	The Company has the obligation to pay the agreed benefits to all its current and former employees.

-	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

12.2 Details of the net defined benefit liabilities as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Present value of defined benefit obligation	~~W~~	21,781	~~W~~	23,184
Fair value of plan assets		(24,484)		(26,242)

Net defined benefit liabilities (assets)	~~W~~	(2,703)	~~W~~	(3,058)

12.3 Details of post-employment benefits recognized in profit or loss for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Current service cost	~~W~~	1,006	~~W~~	949
Net interest expense(income) on net defined benefit liabilities		(61)		(52)

Post-employment benefits	~~W~~	945	~~W~~	897

(*)	The gains or losses related to the defined benefit pension plan are fully included in general administrative expenses.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

13. Equity

13.1 Share Capital

13.1.1 Details of share capital as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (in Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		354,687,734		381,462,103
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

13.1.2 Changes in shares for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In number of shares)	2026	2025
Beginning	358,587,722	373,600,719
Increase	—	—
Decrease	(5,199,988)	(9,448,744)

Ending	353,387,734	364,151,975

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

13.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of June 30, 2026	June 30, 2026		December 31, 2025
Series 1-2	May. 2, 2019	Perpetual bond	3.44	~~W~~	49,881	~~W~~	49,881
Series 2-2	May. 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
Series 5-1*	Feb. 19, 2021	Perpetual bond	2.67		—		419,056
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1*	May. 28, 2021	Perpetual bond	3.20		—		165,563
Series 6-2	May. 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May. 12, 2022	Perpetual bond	4.68		478,814		478,814
Series 9-2	May. 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,666		548,666
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,045		399,045
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,013		404,013
Series 14	May. 14, 2026	Perpetual bond	4.50		431,952		—

				~~W~~	4,206,589	~~W~~	4,359,256

*

The Company early redeemed in full its 5-1 AT1 capital securities amounting to ~~W~~420,000 million on February 19, 2026 and its 6-1 AT1 capital securities amounting to ~~W~~166,000 million on May 28, 2026, upon the exercise of the call option.

The above hybrid securities are early redeemable by the Company after 5 or 7 or 10 years from the issuance date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

13.3 Capital Surplus

Details of capital surplus as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Paid-in capital in excess of par value *	~~W~~	5,690,275	~~W~~	13,190,275
Other capital surplus		1,466,230		1,470,695
Gains on sales of treasury shares		90,621		90,621

	~~W~~	7,247,126	~~W~~	14,751,591

*	During the six-month period ended June 30, 2026, ~~W~~ 7,500,000 million was transferred from capital surplus to retained earnings.

13.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Remeasurements of net defined benefit liabilities	~~W~~	(8,196)	~~W~~	(8,601)

13.5 Retained Earnings

13.5.1 Details of retained earnings as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Legal reserves*	~~W~~	1,802,632	~~W~~	1,436,870
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		7,843		5,411
Unappropriated retained earnings		8,025,368		3,219,689

	~~W~~	10,817,843	~~W~~	5,643,970

*

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

37

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

13.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

13.5.2.1 Details of regulatory reserve for credit losses as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Amounts before appropriation	~~W~~	7,843	~~W~~	5,411
Amounts estimated to be appropriated (reversed)		(2,512)		2,432

	~~W~~	5,331	~~W~~	7,843

13.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won, except for per share amounts)	2026				2025
	Three months		Six months		Three months		Six months
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	(2,153)	~~W~~	(2,512)	~~W~~	(2,665)	~~W~~	250
Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses [1,2]		12,341		1,185,060		(77,313)		2,196,731
Adjusted basic earnings (loss) per share after provision (reversal) of regulatory reserve for credit losses [1]		35		3,329		(211)		5,954
Adjusted diluted earnings (loss) per share after provision (reversal) of regulatory reserve for credit losses [1]		35		3,303		(209)		5,900

[1]

Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

13.6 Treasury Shares

Changes in treasury shares for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won except for number of shares)

	2026
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		22,874,381		5,199,988		(26,774,369)		1,300,000

Carrying amount	~~W~~	1,901,538	~~W~~	804,294	~~W~~	(2,529,818)	~~W~~	176,014

	2025
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		19,927,704		9,448,744		(12,066,320)		17,310,128

Carrying amount	~~W~~	1,236,060	~~W~~	820,000	~~W~~	(814,522)	~~W~~	1,241,538

On January 15, 2026, the Company retired 3,047,395 treasury shares (~~W~~ 300,000 million) acquired pursuant to the Board resolution dated April 24, 2025, and 5,564,253 treasury shares (~~W~~ 660,000 million) acquired pursuant to the Board resolution dated July 24, 2025.

In addition, on May 15, 2026, the Company retired 3,899,988 treasury shares (~~W~~ 600,000 million) acquired pursuant to the Board resolution dated February 5, 2026, and 14,262,733 previously acquired treasury shares (~~W~~ 1,402,230 million) pursuant to the Board resolution dated April 23, 2026.

14. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2025 amounting to ~~W~~ 573,768 million (~~W~~ 1,605 per share) were declared at the annual general shareholders’ meeting on March 26, 2026 and paid on April 15, 2026.

In addition, the Board of Directors declared a quarterly dividend of ~~W~~ 405,088 million (~~W~~ 1,143 per share) on April 23, 2026, with a record date of May 8, 2026, which was paid on May 21, 2026.

Meanwhile, the annual dividends to the shareholders of the Company for the year ended December 31, 2024 and quarterly dividends paid in 2025 were ~~W~~ 298,285 million (~~W~~ 804 per share) and ~~W~~ 1,004,006 million, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

15. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	1,330	~~W~~	4,456	~~W~~	6,727	~~W~~	8,638
Loans measured at amortized cost		2,746		5,465		2,544		4,977
Loans measured at fair value through profit or loss		1,018		2,014		1,016		1,858
Others		304		595		262		603

		5,398		12,530		10,549		16,076

Interest expense
Borrowings		41		2,487		4,273		11,779
Debentures		36,118		67,071		25,932		47,108
Others		8		15		9		18

		36,167		69,573		30,214		58,905

Net interest expense	~~W~~	(30,769)	~~W~~	(57,043)	~~W~~	(19,665)	~~W~~	(42,829)

16. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Fee and commission income
Fees earned in Korean won	~~W~~	513	~~W~~	984	~~W~~	518	~~W~~	990

Fee and commission expense
Fees paid in Korean won		3,917		5,531		2,029		4,087
Fees paid in foreign currency		253		260		42		246

		4,170		5,791		2,071		4,333

Net fee and commission expense	~~W~~	(3,657)	~~W~~	(4,807)	~~W~~	(1,553)	~~W~~	(3,343)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

17. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

	2026				2025
(In millions of Korean won)	Three months		Six months		Three months		Six months
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	16,902	~~W~~	34,598	~~W~~	16,608	~~W~~	33,024
Gains on valuation of financial assets at fair value through profit or loss		27		146		4,479		13,012
Gains on disposal of financial assets at fair value through profit or loss		—		—		531		1,033
Other income from financial assets at fair value through profit or loss		—		—		1,001		1,001

		16,929		34,744		22,619		48,070

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		3,872		13,921		—		—
Losses on disposal of financial assets at fair value through profit or loss		—		—		158		158
Losses on redemption of financial assets at fair value through profit or loss		3,309		3,601		—		—

		7,181		17,522		158		158

Net gains on financial instruments at fair value through profit or loss	~~W~~	9,748	~~W~~	17,222	~~W~~	22,461	~~W~~	47,912

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

18. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

	2026				2025
(In millions of Korean won)	Three months		Six months		Three months		Six months
Other operating income
Dividend income from subsidiaries	~~W~~	100,000	~~W~~	1,365,231	~~W~~	—	~~W~~	2,355,586

		100,000		1,365,231		—		2,355,586

Net other operating income	~~W~~	100,000	~~W~~	1,365,231	~~W~~	—	~~W~~	2,355,586

19. General and Administrative Expenses

19.1 Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

	2026				2025
(In millions of Korean won)	Three months		Six months		Three months		Six months
Expenses related to employee
Employee benefits - salaries	~~W~~	7,861	~~W~~	17,305	~~W~~	7,218	~~W~~	16,110
Employee benefits - others		1,273		2,374		1,111		2,114
Post-employment benefits - defined benefit plans		473		945		449		897
Post-employment benefits - defined contribution plans		—		2		—		—
Share-based payments		6,607		11,774		9,893		10,651

		16,214		32,400		18,671		29,772

Depreciation and amortization		1,264		2,486		1,426		2,799

Other general and administrative expenses
Travel		189		277		359		697
Communications		326		485		346		462
Tax and dues		142		426		108		420
Publication		62		122		79		137
Rental expense		627		1,211		547		1,112
Vehicle		37		60		31		51
Service fees		6,517		14,163		4,272		9,730
Advertising		133		560		23		404
Training		266		475		182		448
Others		2,475		4,818		2,121		4,301

		10,774		22,597		8,068		17,762

	~~W~~	28,252	~~W~~	57,483	~~W~~	28,165	~~W~~	50,333

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.2 Share-based Payments

Share-based payments plans for executives and employees of the Company and its subsidiaries as of June 30, 2026, are as follows:

19.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	28,130	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,666	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 45	Jan. 1, 2026	32,738	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 46	Apr. , 2026	3,083	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2022		241	Satisfied
Deferred grant in 2023		31,152	Satisfied
Deferred grant in 2024		17,031	Satisfied
Deferred grant in 2025		25,653	Satisfied

		205,691

Kookmin Bank
Series 96	Jan. 1, 2024	6,908	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 5, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,164	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	130,875	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 103	Jan. 9, 2025	4,988	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 104	Jan. 1, 2026	112,193	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 105	Apr. 22, 2026	2,068	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2022		734	Satisfied
Deferred grant in 2023		47,112	Satisfied
Deferred grant in 2024		79,896	Satisfied
Deferred grant in 2025		109,788	Satisfied

		506,611

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2014		644
Stock granted in 2015		544
Stock granted in 2017		2,021
Stock granted in 2018		4,280
Stock granted in 2019		9,816
Stock granted in 2020		11,825
Stock granted in 2021		10,933	Services fulfillment,
Stock granted in 2022		25,845	market performance [3] 0~50%, and
Stock granted in 2023		65,981	non-market performance [4] 50~100%
Stock granted in 2024		142,636
Stock granted in 2025		374,518
Stock granted in 2026		154,751

		803,794

		1,516,096

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of June 30, 2026 (Deferred grants are residual shares vested as of June 30, 2026).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), and Non-bank segment profit
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. The actual number of shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

19.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2016	1,040	Satisfied
Stock granted in 2023	13,997	Satisfied
Stock granted in 2024	16,104	Satisfied
Stock granted in 2025	15,005	Satisfied
Stock granted in 2026	6,526	Proportional to service period
Kookmin Bank
Stock granted in 2022	788	Satisfied
Stock granted in 2023	59,277	Satisfied
Stock granted in 2024	65,467	Satisfied
Stock granted in 2025	71,243	Satisfied
Stock granted in 2026	21,378	Proportional to service period
Other subsidiaries
Stock granted in 2015	645	Satisfied
Stock granted in 2016	3,418	Satisfied
Stock granted in 2017	14,699	Satisfied
Stock granted in 2018	40,304	Satisfied
Stock granted in 2019	25,982	Satisfied
Stock granted in 2020	30,485	Satisfied
Stock granted in 2021	52,476	Satisfied
Stock granted in 2022	68,649	Satisfied
Stock granted in 2023	238,341	Satisfied
Stock granted in 2024	287,189	Satisfied
Stock granted in 2025	270,644	Satisfied
Stock granted in 2026	34,008	Proportional to service period

	1,337,665

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of June 30, 2026 and December 31, 2025, are ~~W~~ 370,071 million and ~~W~~ 395,692 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of June 30, 2026 and December 31, 2025, are ~~W~~ 337,224 million and ~~W~~ 361,960 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 11,774 million and ~~W~~ 10,651 million were recognized for the six-month periods ended June 30, 2026 and 2025, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

20. Income Tax Benefit (Expense)

Details of income tax benefit (expense) for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		4,929		(2,691)
Origination and reversal of temporary differences		4,929		(2,691)
Income tax recognized directly in equity		152		9
Remeasurements of net defined benefit liabilities		152		9
Others		569		(3,899)

Income tax benefit (expense)	~~W~~	5,650	~~W~~	(6,581)

21. Earnings per Share

21.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

21.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2026		2025
	Three months	Six months	Three months	Six months
Number of issued ordinary shares	354,687,734	354,687,734	381,462,103	381,462,103
Number of treasury shares*	(1,300,000)	(1,300,000)	(17,310,128)	(17,310,128)

Weighted average number of ordinary shares outstanding	351,471,804	355,942,147	365,983,134	368,976,986

*

The effective dates for the deduction of treasury shares retired through earnings-funded retirements during the six-month periods ended June 30, 2026 and 2025 were January 15, 2026, May 15, 2026 and May 15, 2025, respectively.

21.1.2 Basic earnings per share

(In Korean won except for number of shares)	2026
	Three months		Six months
(Loss)profit for the period	~~W~~	52,192,192,501	~~W~~	1,269,360,462,070
Deduction: Dividends on hybrid securities		(42,004,575,000)		(86,812,650,000)

(Loss)profit attributable to the ordinary equity holders (A)		10,187,617,501		1,182,547,812,070
Weighted average number of ordinary shares outstanding (B)		351,471,804		355,942,147

Basic earnings (loss) per share (A/B)	~~W~~	29	~~W~~	3,322

(In Korean won except for number of shares)	2025
	Three months		Six months
(Loss)profit for the period	~~W~~	(26,293,790,911)	~~W~~	2,300,298,974,393
Deduction: Dividends on hybrid securities		(53,684,075,000)		(103,318,150,000)

(Loss)profit attributable to the ordinary equity holders (A)		(79,977,865,911)		2,196,980,824,393
Weighted average number of ordinary shares outstanding (B)		365,983,134		368,976,986

Basic (loss)earnings per share (A/B)	~~W~~	(219)	~~W~~	5,954

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

21.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

21.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2026
	Three months		Six months
(Loss) profit attributable to the ordinary equity holders *	~~W~~	10,187,617,501	~~W~~	1,182,547,812,070
Adjustment		—		—

Adjusted (loss) profit for diluted (loss) earnings per share	~~W~~	10,187,617,501	~~W~~	1,182,547,812,070

(In Korean won)	2025
	Three months		Six months
(Loss) profit attributable to the ordinary equity holders *	~~W~~	(79,977,865,911)	~~W~~	2,196,980,824,393
Adjustment:		—		—

Adjusted (loss) profit for diluted (loss) earnings per share	~~W~~	(79,977,865,911)	~~W~~	2,196,980,824,393

*	The amount is after deducting dividends on hybrid securities.

21.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2026		2025
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares outstanding	351,471,804	355,942,147	365,983,134	368,976,986
Adjustment:
Stock grants	2,564,579	2,862,093	3,055,324	3,367,388

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	354,036,383	358,804,240	369,038,458	372,344,374

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

21.2.3 Diluted earnings per share

(In Korean won except for number of shares)	2026
	Three months		Six months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	10,187,617,501	~~W~~	1,182,547,812,070
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		354,036,383		358,804,240

Diluted (loss) earnings per share	~~W~~	29	~~W~~	3,296

(In Korean won except for number of shares)	2025
	Three months		Six months
Adjusted (loss) profit for diluted (loss) earnings per share	~~W~~	(79,977,865,911)	~~W~~	2,196,980,824,393
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		369,038,458		372,344,374

Diluted (loss) earnings per share	~~W~~	(217)	~~W~~	5,900

22. Statement of Cash Flows

22.1 Details of cash and cash equivalents as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Due from financial institutions	~~W~~	482,142	~~W~~	974,585
Deduction:
Restricted due from financial institutions		(3)		(3)

	~~W~~	482,139	~~W~~	974,582

22.2 Cash inflows and outflows from income tax, interest, and dividends for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	Activity	2026		2025
Income tax paid	Operating	~~W~~	5,918	~~W~~	5,670
Interest received	Operating		10,055		11,387
Interest paid	Operating		64,153		42,505
Dividends received	Operating		1,399,984		2,388,814
Dividends paid	Financing		1,065,669		735,941

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

23. Contingent Liabilities and Commitments

23.1 Commitments made with financial institutions as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		June 30, 2026				December 31, 2025
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		200,000		—
General loan	NH NongHyup Bank		300,000		—		300,000		—

23.2 Other Matters

As of June 30, 2026, the Company is a defendant in one pending lawsuit involving a simple claim for damages arising from management activities.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

24.1 Details of significant profit or loss arising from transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2026		2025
Kookmin Bank	Interest income	~~W~~	4,902	~~W~~	8,001
	Fee and commission income		629		590
	Fee and commission expense		32		—
	Net other operating income [1]		934,116		1,625,587
	General and administrative expenses		11,370		7,206
KB Securities Co., Ltd.	Interest expense		57		37
	Fee and commission income		31		34
	Net gains on financial assets at fair value through profit or loss		3,477		19,424
	Net other operating income [1]		—		280,000
	General and administrative expenses		816		560
KB Insurance Co., Ltd.	Fee and commission income		37		36
	General and administrative expenses		1,309		1,151
	Net other operating income [1]		—		299,982
KB Kookmin Card Co., Ltd.	Fee and commission income		12		12
	Net other operating income [1]		200,008		—
	General and administrative expenses		870		614
	Net non-operating income		3		2
KB Life Insurance Co., Ltd.	Fee and commission income		8		8
	Net other operating income [1]		100,000		130,000
	General and administrative expenses		277		506
KB Asset Management Co., Ltd.	Net other operating income [1]		60,000		20,000
	General and administrative expenses		117		103
KB Capital Co., Ltd	Fee and commission income		8		7
	Net gains on financial assets at fair value through profit or loss		13,571		17,254
	Net other operating income [1]		71,107		—
	General and administrative expenses		119		72
KB Real Estate Trust. Co., Ltd.	Net gains on financial assets at fair value through profit or loss		3,223		8,199
	General and administrative expenses		88		109
KB Savings Bank Co., Ltd.	Interest income		952		1,878
	Fee and commission income		1		1
	Net gains on financial assets at fair value through profit or loss		(3,048)		1,109

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

KB Investment Co., Ltd.	Interest income	~~W~~	5,465	~~W~~	4,977
	Provision for credit losses	6		6
KB Data Systems Co., Ltd.	General and administrative expenses		2,160		1,643

1 Net other operating income includes dividend income from subsidiaries.

24.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	June 30, 2026		December 31, 2025
Kookmin Bank	Cash and due from financial institutions	~~W~~	386,240	~~W~~	970,591
	Other assets		477,737		1,015,164
	Other liabilities		9,983		134
	Property and equipment		885		175
KB Securities Co., Ltd.	Cash and due from financial institutions		95,902		—
	Financial assets at fair value through profit or loss		533,888		543,637
	Other assets		129,748		129,601
	Other liabilities		47,696		177,981
KB Insurance Co., Ltd.	Other assets		42,870		45,965
	Other liabilities		15,779		126,661
KB Kookmin Card Co., Ltd.	Other assets		107,336		62,601
	Other liabilities		1,435		936
KB Life Insurance Co., Ltd.	Other assets		16,819		16,774
	Other liabilities		50,808		121,861
KB Asset Management Co., Ltd.	Other assets		34,291		38,539
	Other liabilities		117		—
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		398,619		500,496
	Other assets		51,651		41,580
	Other liabilities		124		6
KB Real Estate Trust Co., Ltd.	Financial assets at fair value through profit or loss		—		152,972
	Other assets		5,626		6,459
	Other liabilities		88		—
KB Savings Bank Co., Ltd.	Financial assets at fair value through profit or loss		52,390		54,502
	Other assets		3,556		3,985
	Other liabilities		259		525
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		350,000		350,000
	Allowances for credit losses		888		888
	Other assets		10,052		12,345
KB Data Systems Co., Ltd.	Intangible assets		13		371
	Other assets		4,011		5,803
	Other liabilities		239		239

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.3 Right-of-use assets and lease liabilities with related parties as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)			June 30, 2026		December 31, 2025
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	885	~~W~~	175

24.4 Credit card commitments provided from related parties as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)			June 30, 2026		December 31, 2025
Subsidiary	KB Kookmin Card Co., Ltd.	Lines of credit for credit card	~~W~~	49,000	~~W~~	3,000

24.5 Share transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)			2026		2025
Subsidiary	KB Real Estate Trust Co., Ltd	Issuance of ordinary share	~~W~~	300,000	~~W~~	—
	KB Securities Co., Ltd.	Issuance of ordinary share		700,000		—
	KB Real Estate Trust Co., Ltd	Redemption of hybrid securities		(152,972)		—
	KB Capital Co., Ltd.	Redemption of hybrid securities		(100,901)		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

24.6 Details of significant lending transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)		2026
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	350,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000

(In millions of Korean won)		2025
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	360,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000

[1]	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

24.7 Details of compensation to key management personnel for the six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	650	~~W~~	20	~~W~~	3,740	~~W~~	4,410
Registered directors (non-executive)		377		—		—		377
Non-registered directors		3,071		120		8,034		11,225

	~~W~~	4,098	~~W~~	140	~~W~~	11,774	~~W~~	16,012

(In millions of Korean won)	2025
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	650	~~W~~	21	~~W~~	2,733	~~W~~	3,404
Registered directors (non-executive)		350		—		—		350
Non-registered directors		2,660		120		7,918		10,698

	~~W~~	3,660	~~W~~	141	~~W~~	10,651	~~W~~	14,452

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

25. Events After the Reporting Period

According to the resolution of the Board of Directors on July 23, 2026, the quarterly dividend per share of ~~W~~ 1,155 with a dividend record date of August 7, 2026, was declared. The Company’s financial statements as of June 30, 2026, do not reflect this dividend payable.

Pursuant to the resolution of the Board of Directors dated July 23, 2026, the Company plans to acquire treasury shares amounting to ~~W~~ 700,000 million on the Stock Exchange by December 16, 2026, and retire the acquired treasury shares.